Exhibit 99.1

IGI Reports Third Quarter and Nine Month 2021 Financial Results

HAMILTON, Bermuda, November 11, 2021 -- International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) today reported financial results for the third quarter and first nine months of 2021.

Highlights for the third quarter and first nine months of 2021 include:

(in millions of U.S. Dollars, except percentages and per share information)

	Quarter Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Gross written premiums	$115.3	$101.2	$382.1	$337.7
Net premiums earned	$91.2	$73.3	$259.0	$209.5
Net underwriting results	$26.7	$16.4	$75.2	$62.5
Total investment income, net (1)	$4.0	$3.0	$12.0	$8.1
Profit for the period	$16.1	$5.1	$34.5	$19.6
Combined ratio (2)	85.0%	93.7%	87.3%	86.5%
Earnings per share (Basic and Diluted) (3)	$0.31	$0.10	$0.71	$0.43
Return on average equity (annualized) (4)	16.4%	5.6%	11.8%	7.7%
Core operating income (4)	$15.4	$6.4	$39.1	$30.1
Core operating earnings per share (4) (Basic and Diluted)	$0.31	$0.13	$0.80	$0.67
Core operating return on average equity (annualized) (4)	15.7%	6.9%	13.4%	11.8%

(1)	See Note (1) in the “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below.

(2)	See “Supplementary Financial Information” below.

(3)	See Note (3) in the “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below.

(4)	See the section titled “Non-IFRS Financial Measures” below.

IGI Chairman and CEO Mr. Wasef Jabsheh said, “This was another strong quarter for IGI and our results for the year-to-date reflect the robust underlying fundamentals of IGI’s business. Through the first nine months of 2021, we have performed well on all key measures, most notably growing our book value per share by 3.6%.”

“Attractive market conditions are holding up with further rate increases across our portfolio in excess of 13%, though I would note that we are now seeing some easing in upwards rate momentum, and we expect this to continue as we approach the January 2022 renewal period. Having said that, we are seeing attractive opportunities across our markets, particularly in Europe following the launch of our European subsidiary in Malta in July.”

“We look forward to continuing the significant progress we have made since becoming a public company in March 2020, and maintaining our track record of generating long-term value for our shareholders.”

Results for the Periods Ended September 30, 2021 and September 30, 2020

Net profit for the quarter ended September 30, 2021 was $16.1 million, compared to a net profit of $5.1 million for the quarter ended September 30, 2020.

Core operating income, a non-IFRS measure defined below, was $15.4 million and $6.4 million for the quarters ended September 30, 2021 and September 30, 2020, respectively. The improvement in core operating income in the third quarter of 2021 when compared to the same period in 2020 is primarily due to an increase in net earned premiums and a decrease in net claims and claims expenses. The quarter ended September 30, 2021 benefited from an 8.7 point improvement in the combined ratio primarily driven by an increase in net premiums earned and higher favorable development of net loss reserves from prior accident years compared to the same period in 2020.

The core operating return on average equity (annualized) was 15.7% for the quarter ended September 30, 2021, compared to 6.9% for the quarter ended September 30, 2020.

For the first nine months of 2021, net profit was $34.5 million, compared to a net profit of $19.6 million for the first nine months of 2020.

Core operating income was $39.1 million for the first nine months of 2021 compared to $30.1 million for the comparable period in 2020, primarily driven by an increase in net premiums earned, partially offset by an increase in net claims and claim adjustment expenses and net policy acquisition expenses.

The core operating return on average equity (annualized) increased 1.6% to 13.4% for the first nine months of 2021, compared to 11.8% in the same period in 2020.

Underwriting Results

The net underwriting results improved to $26.7 million for the quarter ended September 30, 2021 from $16.4 million for the quarter ended September 30, 2020, largely driven by growth in premiums.

Gross written premiums were $115.3 million for the quarter ended September 30, 2021, representing growth of 13.9% compared to $101.2 million for the quarter ended September 30, 2020.

The net claims and claims expense ratio was 50.4% for the quarter ended September 30, 2021, compared to 58.8% for the quarter ended September 30, 2020, primarily driven by the increase in net premiums earned. The third quarter of 2021 also benefited from favorable development of net loss reserves from prior accidents years recorded across all segments of $7.1 million or 7.8 points compared to favorable development of $0.3 million or 0.4 points for the quarter ended September 30, 2020.

The combined ratio for the quarter ended September 30, 2021 was 85.0% compared to 93.7% for the quarter ended September 30, 2020 and benefited from an increase in net premiums earned and favorable development of net loss reserves from prior accident years during the quarter.

The net underwriting results improved to $75.2 million for the nine months ended September 30, 2021 from $62.5 million for the nine months ended September 30, 2020, largely driven by growth in premiums.

For the first nine months of 2021, gross written premiums were $382.1 million, an increase of 13.1%, compared to $337.7 million for the comparable period in 2020.

The net claims and claims expense ratio was 52.5% for the first nine months of 2021, compared to 51.3% for the first nine months of 2020, as the increase in net premiums earned was partially offset by an increase in net claims and claim adjustment expenses. The net claims and claims expense ratio was impacted marginally by lower favorable development of net loss reserves from prior accident years of $10.4 million, or 4.0 points, for the period ended September 30, 2021 compared to favorable development of $11.5 million, or 5.5 points, for the period ended September 30, 2020.

The combined ratio for the nine months ended September 30, 2021 was 87.3%, compared to 86.5% for the nine months ended September 30, 2020.

Segment Results

The Long-tail Segment, which represented approximately 41% of the Company’s gross written premiums for the nine months ended September 30, 2021, includes all professional and financial lines written by the Company, including D&O, professional indemnity, financial institutions, legal expenses, as well as surety, marine liability, inherent defects insurance, and general third-party liability (non-U.S. casualty).

Gross written premiums for the third quarter of 2021 in the Long-tail Segment increased 1.7% to $55.3 million from $54.4 million in the third quarter of 2020. Net written premiums for the quarter ended September 30, 2021 were $45.8 million, compared to $48.2 million in the comparable quarter in 2020. The net underwriting results for this segment were $17.1 million for the third quarter of 2021, compared to $6.5 million in the third quarter of 2020 primarily due to higher net premiums earned coupled with a lower level of net claims and claim adjustment expenses in the third quarter of 2021 compared to the third quarter of 2020.

Gross written premiums for the first nine months of 2021 in the Long-tail Segment were $156.6 million, representing an increase of 10.7% from $141.5 million in the first nine months of 2020. Net written premiums for the nine months ended September 30, 2021 were $120.2 million, compared to $122.3 million in the comparable period in 2020. The net underwriting results for this segment were $39.5 million for the first nine months of 2021, compared to $25.9 million in the comparable period in 2020, primarily as a result of the higher level of net premiums earned in 2021, partially offset by an increase in net claims and claim adjustment expenses and net policy acquisition expenses.

The Short-tail Segment, which represented approximately 54% of the Company’s gross written premiums for the nine months ended September 30, 2021, includes energy, property, general aviation, ports and terminals, marine trades, marine cargo, contingency, construction and engineering, and political violence.

Gross written premiums for the third quarter of 2021 in the Short-tail Segment were $54.6 million, an increase of 30.6% compared to $41.8 million in the third quarter of 2020, reflecting growth in all Short-tail lines except for the aviation line. Net written premiums for the quarter ended September 30, 2021 were $33.9 million, compared to $24.4 million in the comparable quarter in 2020. The net underwriting results for this segment were $8.8 million for the third quarter of 2021, compared to $8.4 million for the comparable quarter in 2020 as the increase in net premiums earned was partially offset by an increase in net claims and claim adjustment expenses and an increase in net policy acquisition expenses.

Gross written premiums for the first nine months of 2021 in the Short-tail Segment increased to $205.5 million, compared to $179.7 million in the comparable period in 2020. Net written premiums for the nine months ended September 30, 2021 were $131.6 million, compared to $109.4 million in the comparable period in 2020. The net underwriting results for this segment were $32.3 million for the first nine months of 2021, compared to $29.8 million in the first nine months of 2020 as the increase in net premiums earned was partially offset by an increase in net claims and claim adjustment expenses and an increase in net policy acquisition expenses.

The Reinsurance Segment, which represented approximately 5% of the Company’s gross written premiums for the nine months ended September 30, 2021, includes the Company’s inwards reinsurance portfolio.

Gross and net written premiums for the third quarter of 2021 in the Reinsurance Segment were $5.4 million, compared to $5.0 million in the third quarter of 2020. The net underwriting results for this segment were $0.8 million for the third quarter of 2021, compared to $1.5 million in the third quarter of 2020, primarily due to a higher level of net claims and claim adjustment expenses in the third quarter of 2021 compared to the third quarter of 2020.

Gross and net written premiums for the first nine months of 2021 in the Reinsurance Segment were $20.0 million, compared to $16.5 million in the comparable period in 2020. The net underwriting results for this segment were $3.4 million for the first nine months of 2021, compared to $6.8 million in the comparable period in 2020, primarily due to a higher level of net claims and claim adjustment expenses, partially offset by an increase in net premiums earned in the first nine months of 2021 compared to the same period in 2020.

Foreign Exchange Losses

The loss on foreign exchange for the quarter ended September 30, 2021 was $4.9 million, compared to a gain of $5.0 million for the quarter ended September 30, 2020.

The loss on foreign exchange for the nine months ended September 30, 2021 was $8.1 million compared to a loss of $3.7 million for the nine months ended September 30, 2020.

The loss in both the third quarter and nine months ended September 30, 2021 was primarily driven by currency revaluation losses recorded in non-U.S. Dollar cash, investments and insurance receivable balances as a result of the weakening of the Euro, Pound Sterling and Australian Dollar against the U.S. Dollar at September 30, 2021, when compared with June 30, 2021 and December 31, 2020.

Investment Results

Total investment income was $3.3 million for the third quarter of 2021, compared to $1.4 million in the third quarter of 2020. Total investment income, net (which excludes realized and unrealized gains and losses on investments, realized and fair value gains or losses on investment properties, expected credit losses on investments, and the share of profit or loss from associates) was $4.0 million and $3.0 million for the quarters ended September 30, 2021 and September 30, 2020, respectively. This represented an annualized investment yield of 1.9% for the third quarter of 2021, compared to 1.7% for the corresponding period in 2020, reflecting slightly higher yields on the Company’s fixed income bond portfolio.

For the first nine months of 2021, total investment income was $13.0 million compared to $4.1 million in the first nine months of 2020, as 2020 was impacted by significant unrealized revaluation losses on investments as a result of the sharp global market dislocation caused by the COVID-19 pandemic in the first quarter of 2020. Total investment income, net (which excludes realized and unrealized gains and losses, expected credit losses on investments, and the share of loss from associates) was $12.0 million and $8.1 million for the periods ended September 30, 2021 and September 30, 2020, respectively. This represented an annualized investment yield of 2.0% for the first nine months of 2021, compared to 1.7% for the corresponding period in 2020, reflecting higher yields on the Company’s fixed income bond portfolio.

Cash, cash equivalents and term deposits totaled $385.8 million at September 30, 2021, representing 44.1% of the Company’s total investments and cash portfolio, compared to $305.6 million at December 31, 2020, when it represented 39.4%. The total investment and cash portfolio includes cash, cash equivalents and term deposits (cash portfolio), investments, investment in associates, and investment properties.

Total Equity

Total equity at September 30, 2021 was $395.5 million, compared to $381.0 million at December 31, 2020. The movement in total equity during the third quarter and nine months ended September 30, 2021 is illustrated below:

(in millions of U.S. Dollars)	Quarter Ended September 30, 2021	Nine Months Ended September 30, 2021
Total Equity at beginning of period	$390.2	$381.0
Profit for the period	$16.1	$34.5
Net change in fair value reserves for investments through other comprehensive income	$(3.4)	$(5.2)
Change in foreign currency translation reserve	$(0.1)	$(0.1)
Issuance of restricted share awards	$0.5	$1.4
Cash dividends declared during the period	$(7.8)	$(16.1)
Total Equity at September 30, 2021	$395.5	$395.5

Book value per share was $8.69 at September 30, 2021, representing growth of 3.6% from $8.39 at December 31, 2020.

International General Insurance Holdings Ltd.

Condensed Consolidated Statements of Income (Unaudited)

	Quarter Ended September 30,		Nine Months Ended September 30,
(in millions of U.S. Dollars, except per share data)	2021	2020	2021	2020
Gross written premiums	$115.3	$101.2	$382.1	$337.7
Reinsurers’ share of insurance premiums	$(30.2)	$(23.6)	$(110.3)	$(89.5)
Net written premiums	$85.1	$77.6	$271.8	$248.2
Net change in unearned premiums	$6.1	$(4.3)	$(12.8)	$(38.7)
Net premiums earned	$91.2	$73.3	$259.0	$209.5
Net claims and claim adjustment expenses	$(45.9)	$(43.2)	$(135.9)	$(107.4)
Net policy acquisition expenses	$(18.6)	$(13.7)	$(47.9)	$(39.6)
Net underwriting results	$26.7	$16.4	$75.2	$62.5
Net investment income (1)	$3.8	$2.1	$13.2	$5.2
Share of loss from associates (1)	$(0.5)	$(0.7)	$(0.2)	$(1.1)
General and administrative expenses	$(13.0)	$(11.8)	$(42.3)	$(34.2)
Other expenses, net (2)	$(1.9)	$(0.6)	$(3.5)	$(3.3)
Change in fair value of derivative financial liability	$5.4	$(4.4)	$1.6	$(1.1)
Listing related expenses	-	$(0.2)	-	$(3.6)
(Loss) gain on foreign exchange	$(4.9)	$5.0	$(8.1)	$(3.7)
Profit before tax	$15.6	$5.8	$35.9	$20.7
Income tax	$0.5	$(0.7)	$(1.4)	$(1.1)
Profit for the period	$16.1	$5.1	$34.5	$19.6
Basic and diluted earnings per share attributable to equity holders(3)	$0.31	$0.10	$0.71	$0.43

See “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below.

The Consolidated Statements of Income for the quarter and nine months ended September 30, 2020 were restated – see 6-K furnished to the SEC on October 19, 2021.

International General Insurance Holdings Ltd.

Condensed Consolidated Statements of Financial Position

(in millions of U.S. Dollars)	As at September 30, 2021 (Unaudited)	As at December 31, 2020 (Audited)
ASSETS
Cash and cash equivalents	$224.4	$133.4
Term deposits	$161.4	$172.2
Insurance receivables	$155.1	$166.6
Investments (4)	$460.2	$438.1
Investment in associates (4)	$11.3	$11.6
Reinsurance share of outstanding claims	$191.9	$187.5
Reinsurance share of unearned premiums	$57.1	$50.1
Deferred excess of loss premiums	$25.9	$17.1
Deferred policy acquisition costs	$59.2	$55.2
Other assets	$9.9	$9.5
Investment properties (4)	$17.8	$20.0
Property, premises and equipment	$13.5	$13.2
Intangible assets	$5.1	$4.7
TOTAL ASSETS	$1,392.8	$1,279.2

LIABILITIES
Gross outstanding claims	$572.5	$492.3
Gross unearned premiums	$297.1	$277.2
Insurance payables	$81.2	$83.5
Other liabilities	$23.8	$20.5
Derivative financial liability	$12.1	$13.6
Deferred tax liabilities	$0.2	$0.1
Unearned commissions	$10.4	$11.0
TOTAL LIABILITIES	$997.3	$898.2

EQUITY
Common shares at par value	$0.5	$0.5
Share premium	$159.0	$157.6
Foreign currency translation reserve	$(0.4)	$(0.3)
Fair value reserves	$13.0	$18.2
Retained earnings	$223.4	$205.0
TOTAL EQUITY	$395.5	$381.0
TOTAL LIABILITIES AND EQUITY	$1,392.8	$1,279.2

See “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below.

The consolidated financial statements for the year ended December 31, 2020 were restated - see 20-F/A filed with the SEC on October 19, 2021.

International General Insurance Holdings Ltd.

Supplementary Financial Information – Combined Ratio (Unaudited)

	Quarter Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Ratios
Net claims and claims expense ratio (a)	50.4%	58.8%	52.5%	51.3%
Net policy acquisition expense ratio (b)	20.4%	18.7%	18.5%	18.9%
General and administrative expense ratio (c)	14.2%	16.1%	16.3%	16.3%
Expense ratio (d)	34.6%	34.8%	34.8%	35.2%
Combined ratio (e)	85.0%	93.7%	87.3%	86.5%

(a)	Represents net claims and claim adjustment expenses as a percentage of net premiums earned.

(b)	Represents net policy acquisition expenses as a percentage of net premiums earned.

(c)	Represents general and administrative expenses as a percentage of net premiums earned.

(d)	Represents the sum of the net policy acquisition expense ratio and the general and administrative expense ratio.

(e)	Represents the sum of the net claims and claim expense ratio and the expense ratio.

International General Insurance Holdings Ltd.

Supplementary Financial Information – Book Value per Share (Unaudited)

(in millions of U.S. Dollars, except share and per share data)	As at September 30, 2021	As at December 31, 2020
Cash and cash equivalents and term deposits	$385.8	$305.6
Total investments ***	$489.4	$469.7
Total Investments and cash portfolio	$875.2	$775.3

Common shares outstanding (in millions)*	48.9	48.5
Minus: Unvested shares (in millions)**	3.4	3.1
Number of vested common outstanding shares (in millions) (a)	45.5	45.4

Total equity (b)	$395.5	$381.0
Book value per share (b)/(a)	$8.69	$8.39

*	Common shares issued and outstanding as at September 30, 2021 and December 31, 2020 are as follows:

No. of shares as at
September 30, 2021
Common shares as of December 31, 2020	45,426,251
Vested restricted shares awards	44,833
Common shares as of September 30, 2021	45,471,084

Earnout shares as of September 30, 2021	3,012,500
Unvested restricted share awards as of September 30, 2021	399,857
Total unvested shares as of September 30, 2021	3,412,357
Total Common shares outstanding	48,883,441

No. of shares as at December 31, 2020

Common shares as of December 31, 2020	45,426,251

Earnout shares as of December 31, 2020	3,012,500
Unvested restricted share awards as of December 31, 2020	134,500
Total unvested shares as of December 31, 2020	3,147,000
Total Common shares outstanding	48,573,251

**	Earnout Shares are subject to vesting at stock prices ranging from $11.50 to $15.25, are entitled to dividends and voting rights, but are non-transferable by their holders until they vest. If the Earnout Shares do not vest on or prior to March 17, 2028, they will be cancelled by the Company. Restricted Share awards were issued in 2021 and 2020 pursuant to the Company’s 2020 Omnibus Incentive Plan and are entitled to dividends and voting rights. However, the Restricted Share awards are non-transferable by their holders until they vest as per the respective Restricted Share Award Agreements. As at September 30, 2021, the vesting conditions attached to both Earnout Shares and unvested Restricted Share awards to employees have not been met, and as a result these shares were not included in the weighted average number of common shares for both basic and diluted earnings per share.

***	See Note 4 in the “Notes to Consolidated Financial Statements (Unaudited)” below.

International General Insurance Holdings Ltd.

Supplementary Financial Information - Segment Results (Unaudited)

Segment information for IGI’s consolidated operations is as follows:

For the quarter ended September 30, 2021

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$55.3	$54.6	$5.4	$115.3
Reinsurers’ share of insurance premiums	$(9.5)	$(20.7)	-	$(30.2)
Net written premiums	$45.8	$33.9	$5.4	$85.1
Net change in unearned premiums	$(1.0)	$6.6	$0.5	$6.1
Net premiums earned	$44.8	$40.5	$5.9	$91.2

Net claims and claim adjustment expenses	$(19.3)	$(22.6)	$(4.0)	$(45.9)
Net policy acquisition expenses	$(8.4)	$(9.1)	$(1.1)	$(18.6)
Net underwriting results	$17.1	$8.8	$0.8	$26.7

For the quarter ended September 30, 2020

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$54.4	$41.8	$5.0	$101.2
Reinsurers’ share of insurance premiums	$(6.2)	$(17.4)	-	$(23.6)
Net written premiums	$48.2	$24.4	$5.0	$77.6
Net change in unearned premiums	$(10.3)	$5.9	$0.1	$(4.3)
Net premiums earned	$37.9	$30.3	$5.1	$73.3

Net claims and claim adjustment expenses	$(25.4)	$(15.1)	$(2.7)	$(43.2)
Net policy acquisition expenses	$(6.0)	$(6.8)	$(0.9)	$(13.7)
Net underwriting results	$6.5	$8.4	$1.5	$16.4

International General Insurance Holdings Ltd.

Supplementary Financial Information - Segment Results (Unaudited)

For the nine months ended September 30, 2021

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$156.6	$205.5	$20.0	$382.1
Reinsurers’ share of insurance premiums	$(36.4)	$(73.9)	-	$(110.3)
Net written premiums	$120.2	$131.6	$20.0	$271.8
Net change in unearned premiums	$7.3	$(17.3)	$(2.8)	$(12.8)
Net premiums earned	$127.5	$114.3	$17.2	$259.0

Net claims and claim adjustment expenses	$(65.6)	$(59.4)	$(10.9)	$(135.9)
Net policy acquisition expenses	$(22.4)	$(22.6)	$(2.9)	$(47.9)
Net underwriting results	$39.5	$32.3	$3.4	$75.2

For the nine months ended September 30, 2020

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$141.5	$179.7	$16.5	$337.7
Reinsurers’ share of insurance premiums	$(19.20)	$(70.30)	-	$(89.5)
Net written premiums	$122.3	$109.4	$16.5	$248.2
Net change in unearned premiums	$(19.4)	$(16.3)	$(3.0)	$(38.7)
Net premiums earned	$102.9	$93.1	$13.5	$209.5

Net claims and claim adjustment expenses	$(57.8)	$(45.2)	$(4.4)	$(107.4)
Net policy acquisition expenses	$(19.2)	$(18.1)	$(2.3)	$(39.6)
Net underwriting results	$25.9	$29.8	$6.8	$62.5

International General Insurance Holdings Ltd.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(1)	The following are the calculated investment yields and the reconciliation of investment income and share of loss from associates included in the Condensed Consolidated Statements of Income (Unaudited) to Total investment income, net, used to calculate investment yield:

	Quarter Ended September 30,		Nine Months Ended September 30,
(in millions of U.S. Dollars, except percentages)	2021	2020	2021	2020
Net investment income*	$3.8	$2.1	$13.2	$5.2
Share of loss from associates	$(0.5)	$(0.7)	$(0.2)	$(1.1)
Total investment income	$3.3	$1.4	$13.0	$4.1
Minus
Realized gain (loss) on investments	$0.2	$(0.1)	$0.4	$1.5
Unrealized gain (loss) on investments	-	$(0.2)	$2.1	$(2.9)
Realized loss on investment properties	-	-	-	$(0.1)
Fair value loss on investment properties	$(0.4)	$(0.5)	$(1.3)	$(1.2)
Expected credit losses on investments	-	$(0.1)	-	$(0.2)
Share of loss from associates	$(0.5)	$(0.7)	$(0.2)	$(1.1)
Total investment income, net (a)	$4.0	$3.0	$12.0	$8.1
Average investments and cash portfolio, at cost (b)	$841.4	$689.8	$801.7	$648.2
Investment Yield (a) / (b) annualized	1.9%	1.7%	2.0%	1.7%

*	Net investment income is comprised of interest and dividend income, realized and unrealized gain (loss) on investments, realized and unrealized gain (loss) on investment properties, expected credit loss on investments, investment custodian fees and other investment expenses.

(2)	Represents the sum of other revenues, other expenses and impairment loss on insurance receivables as follows:

	Quarter Ended September 30,		Nine Months Ended September 30,
(in millions of U.S. Dollars)	2021	2020	2021	2020
Other revenues	$0.4	$0.1	$1.4	$0.2
Other expenses	$(0.6)	$(0.3)	$(2.1)	$(1.0)
Impairment loss on insurance receivables	$(1.7)	$(0.4)	$(2.8)	$(2.5)
Other expenses, net	$(1.9)	$(0.6)	$(3.5)	$(3.3)

(3)	Represents net profit for the period attributable to vested common shares divided by the weighted average number of shares – basic and diluted calculated as follows:

(in millions of U.S. Dollars, except share and	Quarter Ended September 30,		Nine Months Ended September 30,
per share information)	2021	2020	2021	2020
Profit for the period	$16.1	$5.1	$34.5	$19.6
Minus: Profit attributable to the Earnout Shares	$1.6	$0.3	$2.1	$1.2
Minus: Profit attributable to the Restricted Shares	$0.2	-	$0.3	-
Net profit for the period attributable to equity holders (a)	$14.3	$4.8	$32.1	$18.4
Weighted average number of shares – basic and diluted (in millions of shares) (b)	45.5	45.4	45.5	42.2
Basic and diluted earnings per share attributable to equity holders (a/b)	$0.31	$0.10	$0.71	$0.43

(4)	Total Investments includes the following:

	As at
(in millions of U.S. Dollars)	September 30, 2021	December 31, 2020
Investments	$460.2	$438.1
Investment properties	$17.8	$20.0
Investments in associates	$11.3	$11.6
Total investments	$489.3	$469.7

International General Insurance Holdings Ltd.

Non-IFRS Financial Measures

In presenting IGI’s results, management has included and discussed certain non-IFRS financial measures. We believe that these non-IFRS measures, which may be defined and calculated differently by other companies, help to explain and enhance an understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with IFRS.

Combined Ratio

The table below illustrates the reconciliation of the combined ratio on a financial and accident year basis:

	Quarter Ended September 30,		Nine Months Ended September 30,
(in millions of U.S. Dollars, except percentages)	2021	2020	2021	2020
Net premiums earned (a)	$91.2	$73.3	$259.0	$209.5
Net Claims and claim adjustment expenses (b)	$(45.9)	$(43.2)	$(135.9)	$(107.4)
Net Policy acquisition expenses (c)	$(18.6)	$(13.7)	$(47.9)	$(39.6)
General and administrative expenses (d)	$(13.0)	$(11.8)	$(42.3)	$(34.2)
Prior years favorable development (e)	$(7.1)	$(0.3)	$(10.4)	$(11.5)
Catastrophe (CAT) losses (f)*	$17.6	$4.6	$19.0	$7.2

Combined ratio ((b+c+d)/a)**	85.0%	93.7%	87.3%	86.5%
Minus: Prior years favorable development (e/a)	(7.8%)	(0.4%)	(4.0%)	(5.5%)
Accident year combined ratio	92.8%	94.1%	91.3%	92.0%
Minus: CAT losses on an accident year basis (f/a)	19.3%	6.3%	7.4%	3.4%
Accident year combined ratio prior to CAT losses	73.5%	87.8%	83.9%	88.6%

*	The CAT losses for the quarter ended September 30, 2021 are primarily attributable to $11.6 million of reserves recorded for the 2021 Afghanistan political unrest and the South Africa riots (in the political violence line in the Short-tail Segment) and $2.9 million of reserves for the 2021 floods in Europe (in the Reinsurance Segment).

The CAT losses for the nine months ended September 30, 2021 are primarily attributable to $11.6 million of reserves recorded for the 2021 Afghanistan political unrest and the South Africa riots (in the political violence line in the Short-tail Segment) and $3.9 million of reserves for the 2021 floods in Europe (in the Reinsurance Segment).

**	See “Supplementary Financial Information - Condensed Consolidated Statements of Income (Unaudited).”

Core Operating Income

Core operating income measures the performance of our operations without the influence of after-tax gains or losses on investments and foreign currencies and other items as noted in the table below. We exclude these items from our calculation of core operating income because the amount of these gains and losses is heavily influenced by, and fluctuates in part according to, economic and other factors external to the Company and/or transactions or events that are typically not a recurring part of, and are largely independent of, our core underwriting activities and including them distorts the analysis of trends in our operations. We believe the reporting of core operating income enhances an understanding of our results by highlighting the underlying profitability of our core insurance operations. Our underwriting profitability is impacted by earned premium, the adequacy of pricing, and the frequency and severity of losses. Over time, such profitability is also influenced by underwriting discipline, which seeks to manage the Company’s exposure to loss through favorable risk selection and diversification, IGI’s management of claims, use of reinsurance and the ability to manage the expense ratio, which the Company accomplishes through the management of acquisition costs and other underwriting expenses.

In addition to presenting profit for the period determined in accordance with IFRS, we believe that showing “core operating income” provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to more easily analyze the Company’s results in a manner similar to how Management analyzes the Company’s underlying business performance.

Core operating income is calculated by the addition or subtraction of certain line items reported in the “Condensed Consolidated Statements of Income” from profit for the period and tax effecting each line item (resulting in each item being a non-IFRS measure), as illustrated in the table below:

(in millions of U.S. Dollars, except for percentages and	Quarter Ended September 30,		Nine Months Ended September 30,
per share data)	2021	2020	2021	2020
Profit for the period	$16.1	$5.1	$34.5	$19.6
Reconciling items between profit for the period and core operating income:
Realized (gain) loss on investments (tax adjusted) (i)	$(0.2)	$0.1	$(0.4)	$(1.4)
Expected credit losses on investments	-	$0.1	-	$0.2
Unrealized loss on investments (tax adjusted) (i)	-	$0.1	$(2.0)	$2.6
Realized loss on investment properties	-	-	-	$0.1
Fair value loss on investment properties	$0.4	$0.5	$1.3	$1.2
Change in fair value of derivative financial liability	$(5.4)	$4.4	$(1.6)	$1.1
Listing related expenses	-	$0.2	-	$3.6
Loss (gain) on foreign exchange (tax adjusted) (i)	$4.5	$(4.1)	$7.3	$3.1
Core operating income	$15.4	$6.4	$39.1	$30.1
Average shareholders’ equity (ii)	$392.9	$364.9	$388.3	$340.8
Core operating return on average equity (annualized) (iii)	15.7%	6.9%	13.4%	11.8%
Basic and diluted core operating earnings per share (iv)	$0.31	$0.13	$0.80	$0.67
Return on average equity (annualized) (v)	16.4%	5.6%	11.8%	7.7%

i.	Represents a non-IFRS financial measure as components within the line-item balances for Net investment income and (Loss) gain on foreign exchange reported in “Condensed Consolidated Statements of Income (Unaudited)” have been adjusted above for the related tax impact.

ii.	Represents the total equity at the reporting period end plus the total equity as of the beginning of the reporting period, divided by 2.

iii.	Represents annualized core operating income for the period divided by average shareholders’ equity.

iv.	Represents core operating income attributable to vested equity holders divided by weighted average number of shares – basic and diluted as follows:

	Quarter Ended September 30,		Nine Months Ended September 30,
(in millions of U.S. Dollars, except per share information)	2021	2020	2021	2020
Core operating income	$15.4	$6.4	$39.1	$30.1
Minus: Core operating income attributable to the Earnout Shares subject to vesting	$1.0	$0.4	$2.4	$1.9
Minus: Core operating income attributable to the Restricted Shares Awards subject to vesting	$0.1	-	$0.3	-
Core operating income for the period attributable to vested equity holders (a)	$14.3	$6.0	$36.4	$28.2
Weighted average number of common shares – basic and diluted (in millions of shares) (b)	45.5	45.4	45.5	42.2
Basic and diluted core operating earnings per share (a/b)	$0.31	$0.13	$0.80	$0.67

v.	Return on average equity (annualized) and core operating return on average equity (annualized), both non-IFRS financial measures, represent the returns generated on common shareholders’ equity during the year. IGI’s objective is to generate superior returns on capital that appropriately reward shareholders for the risks assumed.

The Company has posted a Third Quarter 2021 investor presentation deck on its website at www.iginsure.com in the Investors section under the Presentations & Webcasts tab.

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About IGI:

IGI is an international specialty risks commercial insurer and reinsurer underwriting a diverse portfolio of specialty lines. Established in 2001, IGI has a worldwide portfolio of energy, property, general aviation, construction & engineering, ports & terminals, marine cargo, marine trades, contingency, political violence, financial institutions, general third-party liability (casualty), legal expenses, professional indemnity, D&O, surety, marine liability and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Malta, Dubai, Amman, Labuan and Casablanca, IGI aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A-”/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

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Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding pricing and other market conditions, and our growth prospects. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) the outcome of any legal proceedings that may be instituted against the Company; (5) the potential effects of the COVID-19 pandemic and emerging variants; (6) the inability to maintain the listing of the Company’s common shares or warrants on Nasdaq; and (7) other risks and uncertainties indicated in IGI’s filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

IGI Contacts:

Investors:
Robin Sidders, Head of Investor Relations
T: + 44 (0) 2072 204937
M: + 44 (0) 7384 514785
Email: robin.sidders@iginsure.com

Media:

Aaida Abu Jaber, AVP PR & Marketing

T: +96265662082 Ext. 407

M: +962770415540

Email: aaida.abujaber@iginsure.com